Filed by Gardner Denver Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Gardner Denver Holdings, Inc.
SEC File No.: 001-38095
Date: November 13, 2019

 Gardner Denver and Ingersoll Rand: Creating a Global LeaderNew Ingersoll Rand Global Town Hall

 Disclaimers  Forward-Looking StatementsThis presentation includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Ingersoll-Rand plc’s (“Ingersoll-Rand”) Industrial segment (“Ingersoll Rand Industrial”) and Gardner Denver Holdings, Inc. (“Gardner Denver”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including , but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.These forward-looking statements are based on Gardner Denver and Ingersoll Rand’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Gardner Denver and Ingersoll Rand’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll Rand Industrial, or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Ingersoll Rand and Gardner Denver’s reports filed with the SEC, including Ingersoll Rand and Gardner Denver’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll Rand nor Gardner Denver undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.2

               To ask a question or to share what you think will make New Ingersoll Rand most successful…                                      Enter your question in the Ask a Question section on the lower left of the webcastClick Send  IndustrialCommunications @irco.com                Your Questions

     What Matters Most Going Forward    Bringing this Transaction to Life          2      1        WHAT WE’LL COVER      November Joint Town Hall    Your Questions        3  4

 Fostering a unique ownership culture      Delivering growth and value creation        Creating a new global leader    We Are Building New Ingersoll Rand Together    ORGANIZATIONAL OVERVIEWIngersoll Rand name and ticker (NYSE: IR)*Combined 300+ years of history Global HQ in Davidson, NCVicente Reynal (CEO) – Pete Stavros (Chairman) Business-level P&L focus and accountability            *subject to Ingersoll Rand shareholder vote  5

 Road to Closing Leads Us to Powerful Future        US Antitrust Waiting Period ExpiredJUNE 29, 2019    Shareholder VoteQ1 2020          WE ARE HERE          Gardner Denver and Ingersoll Rand AnnouncementAPRIL 30, 2019    Ingersoll Rand Closed Acquisition of Precision Flow SystemsMAY 16, 2019          PFS          SECFilingsQ4 2019 – Q1 2020  Initial International Regulatory Filings SubmittedJULY - OCTOBER 2019        Expected ClosingEARLY 2020              I N T E G R A T  I O N P L A N N I N G      6

# We Activate Integration Planning Process in All Workstreams

*To build a culture of winning and deliver $250M Cost Synergies*

## Synergy Funnel Development: Procurement Example



Post Day 1
Pre Day 1
Suppliers
Gardner Denver
Data request
Data & interviews
RFQ Locker
Clean Team
Data request
Data & interviews
Ingersoll Rand Industrials



VALUES
STEADFAST INTEGRITY
BIAS FOR ACTION
ALLOCATE CAPITAL EFFECTIVELY
POLICY DEPLOYMENT
DEPLOY TALENT
GDX
EXECUTION EXCELLENCE
CREATIVE THINKING
CUSTOMER FOCUS
EXPAND MARGINS
GROWTH ROOMS
ACCELERATE GROWTH
GLOBAL TEAMWORK
EXECUTION
STRATEGIC FOCUS

- ***A Clean Team has consolidated spend detail across both companies and is building "ready-to-go" RFQ's starting Day 1… currently analyzed ~90% of direct spend ($2B+) and ~60% of indirect spend ($0.4B+)***
- ***Utilizing principles of our Execution Excellence Process to drive development of synergy funnel across all workstreams***

Gardner Denver
Ingersoll Rand Inspiring Progress
7

Our Actions and Accomplishments Bring New Ingersoll Rand to Life  800-ADavidson, NCcampus building  Projected Launch Date Q1 2020        Emily Weaver Announced as CFO      Craig Mundy Announced as HR VP    Good Standing    IR NOW: our Intranet            Finance  HR Performance Management    Systems and Infrastructure    Email vicente.reynal@irco.com*(*example only as of 11-8-19; NIR strategic brands may have brand specific email addresses in addition to irco.com domain)          IRCO.comour website    workshops  20 interviews  3  Vision & Values  Ingersoll Rand Execution Excellence IRX(areas of initial standard work established)  I2VPipeline and process established for Day One(clean room activity)  8

 9  What Matters Most Going Forward        Ownership and Entrepreneurial Mindset        TRUST IS THE FOUNDATION OF SHARED VALUES FOR NEW INGERSOLL RAND  Environment that Seeks Diversity of Thought    Employee Engagement

               To ask a question or to share what you think will make New Ingersoll Rand most successful…                                      Enter your question in the Ask a Question section on the lower left of the webcastClick Send  IndustrialCommunications @irco.com                Your Questions

 Closing Thoughts                    TRUST. ENGAGE. CREATE.  12

 Disclaimers  12  Important Additional Information and Where to Find ItIn connection with the pending merger transaction between Gardner Denver and Ingersoll Rand Industrial, Gardner Denver and Ingersoll Rand Industrial will file registration statements with the SEC registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxy statement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll-Rand will also file with the SEC a Schedule TO with respect thereto. Ingersoll-Rand shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Gardner Denver stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on Ingersoll-Rand’s website at http://ir.ingersollrand.com or on Gardner Denver’s website at https://investors.gardnerdenver.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of Gardner Denver in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.No Offer or SolicitationThis communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.This communication is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll-Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll-Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 26, 2019.